Annual Report

                      REAL SILK INVESTMENTS, INCORPORATED




                            Indianapolis   Indiana



















                         Year Ended December 31, 1997







                      REAL SILK INVESTMENTS, INCORPORATED

                             ____________________

                                   Officers
               D. R. Efroymson................President and Treasurer
               L. M. Efroymson.........................Vice President
               J. D. Efroymson.........................Vice President
               M. A. Singer..................Assistant Vice President
               J. D. Hagan...................Assistant Vice President
               L. A. Cox....................................Secretary
               D. A. Link.........................Assistant Secretary

                             _____________________


                                   Directors

             Daniel R. Efroymson                   Herbert D. Falender
             Loralei M. Efroymson                  Norman C. Kleifgen, Jr.

                              Terry W. Bowmaster
                                Mary Ann Stein
                                Samuel L. Odle


                         Transfer Agent and Registrar

                         Registrar & Transfer Company
                             Cranford, New Jersey


                            Custodian of Securities

                                NBD Bank, N. A.
                             Indianapolis, Indiana


                             Independent Auditors

                             KPMG Peat Marwick LLP
                             Indianapolis, Indiana

_____________________
                     REAL SILK INVESTMENTS, INCORPORATED


                             Financial Statements


                               December 31, 1997



                               Table of Contents



                                                                      Page

Independent Auditors' Report                                             1

Financial Statements:

   Statement of Assets and Liabilities                                   2

   Statement of Operations                                               3

   Statements of Changes in Net Assets                                   4

   Supplementary Information - Financial Highlights                      5

   Notes to Financial Statements                                        6-11


Additional Information:

   Schedule of Investments in Securities                               12-17










Independent Auditors' Report


The Stockholders and Board of Directors
Real Silk Investments, Incorporated:

We have audited the accompanying statement of assets and liabilities of Real Silk Investments, Incorporated, including the schedule of investments in securities, as of December 31, 1997, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the years in the two-year period ended December 31, 1997, and the financial highlights for each of the years in the three-year period ended December 31, 1997. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial highlights for the years ended
December 31, 1994 and 1993 were audited by other auditors whose report thereon, dated January 19, 1995, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Real Silk Investments, Incorporated at December 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period ended December 31, 1997, and the financial highlights for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.





Indianapolis, Indiana
January 22, 1998
                      REAL SILK INVESTMENTS, INCORPORATED

                      Statement of Assets and Liabilities

                               December 31, 1997


                                    Assets

Investments in securities (unaffiliated issuers), at market value:
    Money market funds (cost:  $539,173)                        $  539,173
    Common shares (cost:  $11,391,543)                         113,688,663
    U.S. government and agency securities (cost:  $5,324,312)    5,497,340
    Other bonds and notes (cost:  $5,079,973)                    5,192,563
      Total investments in securities (unaffiliated issuers)   124,917,739

Investments in securities (affiliated issuers), at market value:
    Common shares (cost:  $147,786) (note 4)                    10,350,000
      Total investments in securities                          135,267,739

Cash                                                                 8,447
Accrued interest and dividends receivable                          328,201
Other current assets (note 5)                                       35,711
Office furniture and equipment, less accumulated
            depreciation of $59,968                                 33,421

               Total assets                                   $135,673,519


                                  Liabilities

Accounts payable and accrued expenses (note 5)                      17,054
Deferred federal income tax payable on net built-in
            gains (note 1)                                      12,973,551
               Total liabilities                                12,990,605


                                  Net Assets

Equivalent to $744.96 per share based on 164,683 shares of
            $5.00 par value common stock outstanding (note 2)  122,682,914

               Total liabilities and net assets              $ 135,673,519







                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                            Statement of Operations

                         Year ended December 31, 1997

Investment income:
  Dividends, including affiliated issuers of $264,000 (note 4) $    2,204,554
  Interest on securities from unaffiliated issuers                    705,614
                 Total income                                       2,910,168
Expenses:
  Officers' salaries                                                  104,845
  Other salaries and wages                                             49,641
  Taxes other than federal income tax                                  48,318
  Legal, auditing and other professional services                      48,255
  Custodian fees                                                        8,899
  Directors' fees                                                       9,200
  Office expense and supplies                                           6,905
  Insurance                                                            11,394
  Rent (note 8)                                                        52,135
  Pension (note 6)                                                      7,808
  Depreciation                                                          9,439
  Dues and subscriptions                                               15,379
  Computer expense                                                      7,996
  Equipment lease                                                      10,017
  Sundry                                                               12,782
                 Total expenses (note 5)                              403,013
                 Net investment income                              2,507,155

Net realized gain (loss) on investment securities (unaffiliated issuers):
  Proceeds from sales                                              12,173,396
  Cost of securities sold                                          12,307,356
                                                                    (133,960)
  Capital gain distributions from other investment companies           14,760
                                                                    (119,200)
  Federal income (tax) benefit (note 1)                                 8,786
              Net realized gain (loss) on investments (note 3)      (110,414)

Unrealized appreciation in value of investments:
  Beginning of year                                               91,378,918
  End of year                                                    112,784,952
                                                                  21,406,034
  (Increase) decrease in deferred federal income tax
         payable (note 1)                                              3,040
       Net increase in unrealized appreciation, including an
            affiliated issuer's increase of $825,000 (note 4)     21,409,074
Net realized and unrealized gain (loss) on investments            21,298,660
Net increase (decrease) in net assets resulting from operations  $23,805,815


                See accompanying notes to financial statements.
                      REAL SILK INVESTMENTS, INCORPORATED

                      Statements of Changes in Net Assets

                    Years ended December 31, 1997 and 1996


                                                           1997       1996

Net investment income                             $     2,507,155   2,562,246

Net realized gain (loss) on investments                 (110,414)     485,527

Net increase (decrease) in unrealized appreciation     21,409,074   6,109,773

Net increase (decrease) in net assets resulting
    from operations                                    23,805,815   9,157,546

Federal income tax paid on realized gain on behalf of
   stockholders, charged to operations (note 1)            -          143,365

Cash distributions to stockholders from net investment
   income ($15.00 and $15.23 per share,
    respectively) (note 1)                            (2,470,245)  (2,508,122)

Deemed distributions to stockholders from net realized
    gain on investments (note 1)                           -         (409,613)

Additional paid-in capital (note 1)                        -          266,248

Increase (decrease) in net assets                      21,335,570   6,649,424

Net assets at beginning of year                       101,347,344  94,697,920

Net assets at end of year (including undistributed net
    investment income of $823,372 and $786,462,
     respectively, and undistributed net realized losses
      of $110,414 in 1997)                         $ 122,682,914  101,347,344












                See accompanying notes to financial statements.
                   REAL SILK INVESTMENTS, INCORPORATED
                        Supplementary Information
                          Financial Highlights

                                            Year Ended December 31,
                                   1997      1996     1995     1994      1993
Per share data

Investment income              $   17.67     17.85    17.52    16.23     15.37
Less:  expenses                     2.45      2.29     2.17     1.92      1.68
  Net investment income            15.22     15.56    15.35    14.31     13.69
Net realized gain (loss) on
  investments                      (.67)      2.95   (1.27)    (.12)     (.11)
Net increase (decrease) in unrealized
  appreciation                    130.00    37.10     71.10   (26.29)    59.77
Net increase (decrease) in net assets
  resulting from operations       144.55    55.61     85.18   (12.10)    73.35

Federal income tax paid on realized gain
  on behalf of stockholders, charged
  to operations (note 1)           -         .87        -         -        .10
Cash distributions to stockholders
  from net investment
   income (note 1)             (15.00)    (15.23)   (15.28)  (13.92)   (13.15)
Deemed distributions to stockholders
   from net realized gains on
    investments (note 1)          -       (2.49)        -       -        (.28)
Additional paid-in capital
   (note 1)                       -        1.62         -       -         .18

Increase (decrease) in net
    assets                     129.55     40.38      69.90    (26.02)    60.20

Net asset value per share:
  Beginning of year            615.41    575.03     505.13    531.15    470.95

  End of year                $ 744.96    615.41     575.03    505.13    531.15

Quoted market value per
   share, end of year        $ 520.00    450.00     420.00    375.00    335.00

Ratios/Supplemental Data
Expenses to average net assets  .35%      .39%       .41%      .36%      .33%
Net investment income to average
  net assets                   2.19%     2.67%      2.88%     2.71%     2.72%
Portfolio turnover rate        3.68%     3.35%      2.04%     1.07%     1.28%
Average commission rate(1)  $ 0.0700    0.0700
Total return                  19.13%    10.89%     16.31%    16.33%    12.47%
Net assets,
  end of year       $122,682,914  101,347,344  94,697,920 83,186,717  87,471,939


             See accompanying notes to financial statements.
Computed by dividing the total amount of commissions paid by the total number of shares purchased or sold during the period for which there was a commission charged.

                      REAL SILK INVESTMENTS, INCORPORATED

Notes to Financial Statements

December 31, 1997


Note 1 - Summary of Significant Accounting Policies

  Real Silk Investments, Incorporated (the Company) is registered under the Investment Company Act of 1940 (as amended) as a closed-end diversified management investment company. The Company, which primarily invests in common stock, has no external managers and pays no management fees. The significant accounting policies of the Company, which are in conformity with generally accepted accounting principles for closed-end management investment companies, are described below.

  Investments

  Investments in securities traded on national securities exchanges or the NASDAQ National Market are valued at the last reported sales price. Other securities traded on the over-the-counter market are valued at the closing bid prices. Bonds and notes are valued on the basis of quotations furnished by recognized trade sources. Purchases and sales of securities are recorded as of the trade dates. Costs of securities sold are determined by specific shares or average shares if specific shares are not available. Net unrealized gains or losses are determined based on the net change between the market value and cost of investments held as of the beginning and end of the fiscal year. The cost bases of investments for federal income tax purposes are the same as the book values.

  Investment Income

  Dividend and interest income are recorded on the accrual basis of accounting. Cash dividends from securities are recorded as income on the ex-dividend dates. Dividends for which the recipient has the choice to receive cash or stock are recognized as investment income in the amount payable in cash. Other noncash dividends are recognized as investment income at the fair market value of the property received.

  Use of Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

  Federal Income Tax

  Prior to January 1, 1989, the Company was subject to federal income tax as a regular ("C") corporation. Beginning January 1, 1989, the Company qualified and elected to be taxed as a regulated investment company within the meaning of Section 851 of the Internal Revenue Code and is currently reporting tax on such basis. As a regulated investment company, the Company generally does not pay federal income tax at the corporate level on current earnings which are passed through to its stockholders.

  The Tax Reform Act of 1986 gives the United States Treasury Department the authority, under Section 337(d)(1), to promulgate regulations to assure that the purposes of certain provisions of that Act (those taxing appreciated property on the sale or liquidation of a corporation) are not circumvented by the use of various entities, including regulated investment companies. In Notice 88-19, the Treasury stated its intention to issue regulations generally making a C corporation taxable on built-in gains at the time it converts to a regulated investment company, but permitting it to elect to be subject to rules similar to those applicable to a corporation which elects to be taxed as an S corporation. Those rules impose a tax on the built-in gains of a C corporation which are recognized during the first ten years following its election to be taxed as an S corporation. If the intended regulations were adopted as described in Notice 88-19, the appreciation of the assets of the Company as of January 1, 1989 (the "built-in gains") would be taxed to the extent these gains are realized prior to January 1, 1999. To date, no such regulations have been issued.

  Because the authority to promulgate such regulations exists and because the Treasury Department issued Notice 88-19, the Company has recorded a deferred tax liability in its financial statements for the potential tax. If the deferred tax liability did not exist, which will at least occur as of January 1, 1999, the net asset value of the Company would be increased by the amount of the deferred tax liability, which amounts to approximately $78.78 per share at December 31, 1997.

  As built-in gains have been realized, the Company has deposited with the Internal Revenue Service (IRS) amounts representing the potential tax on the realized built-in gains. However, because no regulations have been issued, the Company, while continuing to make the deposits, is also requesting refunds of the amounts deposited to protect the Company's right to those deposits should regulations not be issued.

  The Company has received refunds from the IRS for the amounts deposited representing the potential tax on realized built-in gains for the tax years ended December 31, 1992, 1993 and 1996. However, the Company cannot predict the response of the IRS to the Company's request for refunds deposited in other years or whether or when such regulations will be issued.

  Also, the Company is a personal holding company as defined in Section 542 of the Internal Revenue Code. As a personal holding company, the Company is subject to a special surtax on any undistributed personal holding company income. However, the Company distributes all of its personal holding company income.

  Net investment income and net realized gains (losses) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains (losses), if any, may differ from the ultimate characterization for federal income tax purposes.

  Distributions to Stockholders

  The policy of the Company is to distribute all investment company taxable income and to retain as much tax-exempt income as possible without incurring tax at the corporate level and without jeopardizing the Company's regulated investment company status. All or most of its net realized long-term capital gains are retained.

  As a regulated investment company, the Company may annually elect to treat retained long-term capital gains as distributed to its stockholders on the last day of the year. The Company must pay a tax at the highest corporate rate on the retained gains deemed distributed. The stockholders include these capital gains in their individual income tax returns and receive a credit equal to their share of the tax paid by the Company. The difference between the gains retained by the Company and the tax paid by the Company on behalf of the stockholders is added by the stockholders to the basis of their stock.

  For the year ended December 31, 1997, the Company realized long-term capital gains of $98,149, realized long-term capital losses of $217,349, paid a deposit of the built-in gains tax of $20,930 and received refunds of the 1993 built-in gains tax deposit of $10,448 and the 1996 built-in gains tax deposit of $19,268, resulting in a net realized long-term capital loss of $110,414. The net realized capital loss is available for use until December 31, 2005.

  Note 2 - Net Assets

  The Company's net assets at December 31, 1997 were comprised of the following elements:

  Common stock ($5.00 par value) and additional paid-in
   capital; 300,000 shares authorized, 164,683 shares
   issued and outstanding                                       $   22,158,555
  Accumulated undistributed income:
   Undistributed net investment income                                 823,372
   Undistributed net realized gains (losses)                         (110,414)
   Unrealized gains of $112,969,963 and unrealized losses of
    $185,011 less deferred federal income tax of $12,973,551        99,811,401

              Net assets                                         $ 122,682,914

  Note 3 - Investments

  Following is a summary of securities sold during the year ended
  December 31, 1997:

                                Proceeds from
                                  Sales and                         Net Gain
                                 Maturities           Cost            (Loss)

  Money market funds              $ 7,474,644       7,474,644            -
  Common shares                     1,277,442       1,417,826        (140,384)
  U.S. government securities        2,990,310       2,998,807          (8,497)
  Other bonds and notes               431,000         416,079          14,921

      Totals                      $ 12,173,396     12,307,356        (133,960)

  Capital gain distributions from
   other investment companies                                          14,760
                                                                     (119,200)
  Federal income tax:
   Built-in gains deposit                                             (20,930)
   Refunds of 1993 and 1996 built-in
    gains deposits                                                     29,716

  Net realized gain (loss) on investments                          $ (110,414)

  The federal income tax is computed at a rate of 35% on the built-in unrealized gains which existed at January 1, 1989 (the effective date of the Company's election to be taxed as a regulated investment company-see note 1) and which were realized during the year ended December 31, 1997. Net built-in gains realized during the year ended December 31, 1997 were $59,800. As discussed in note 1, the Company intends to request a refund from the IRS of the built-in gains tax deposited.

  The aggregate cost of securities acquired during the year ended
  December 31, 1997 was as follows:

       Money market funds                                        $   7,462,486
       Common shares                                                 1,018,438
       U.S. government securities                                        -
       Other bonds and notes                                         3,606,587

              Total purchases of securities                       $ 12,087,511

Note 4 - Investment in Affiliated Issuer

  The Company is an affiliated company, as defined in Section 2(a)(2) and 2(a)(3) of the Investment Company Act of 1940, with respect to its investment in Arnold Industries, Inc., a publicly traded company. The Company and affiliated persons owned more than five percent of the voting common stock of Arnold Industries, Inc. at December 31, 1997.

Note 5 - Expenses

  The Company shares personnel and office facilities with two entities considered to be related parties as defined by Statement of Financial Accounting Standards No. 57, "Related Party Disclosures." One of the related parties is a private partnership of which certain officers and directors of the Company are partners. The other related party, with which there are no direct transactions, is a not-for-profit charitable foundation of which certain officers and directors are also officers and directors of the Company. Certain costs are allocated among the three entities based on actual usage or management's estimate of use if actual usage cannot be determined precisely.

  Certain office equipment, primarily computer and telecommunications equipment, used by the Company is owned by the related private partnership. The Company annually enters into a one-year operating lease with the related party. For the year ended December 31, 1997, payments to the related party under the lease commencing January 1, 1997, totaled $22,780. However, the lease was subsequently amended due to a revised evaluation of the fair market value of the leased equipment, in which it was determined that the lease payments for the year ended December 31, 1997 should have totaled $10,017. Accordingly, the Company recorded a receivable in the amount of $12,763 that will be reimbursed to the Company by the related party. At December 31, 1997, the Company recorded an accrued expense in the amount of $835 representing the lease payment to be made for the month of December, 1997, which was subsequently paid to the partnership in January, 1998. A portion of the lease amount is attributable to certain equipment purchased by the private partnership related party from a vendor that may be considered a related party.

  The related party partnership purchases office supplies and similar items used by the Company. On a monthly basis, the Company reimburses the related party for its allocated share of the office supplies. For the year ended December 31, 1997, expenses reimbursed to the related party totaled
  $24,321. This total includes approximately $888 that was reimbursed to the private partnership for a vendor that may also be considered a related party. In addition to these expenses, for the year ended December 31, 1997, the Company incurred other expenses totaling $180 to a vendor that may be considered a related party. Included in accounts payable at December 31, 1997, is $835 due to the related party partnership.

Note 6 - Retirement Plan

  Effective January 1, 1992, the Company began sponsoring a money purchase pension plan which covers all employees of the Company who have met certain service requirements. Annually, the Company must contribute to the Plan an amount equal to five percent of each participant's compensation. Pension expense was $7,808 in 1997.

Note 7 - Line of Credit

  The Company has an unsecured line of credit for short-term bank borrowings of up to $5 million, with interest computed at the bank's prime rate. The line of credit expires on July 1, 1998. At December 31, 1997, the entire line of credit was unused.

Note 8 - Rent Commitment

  In March 1993, the Company entered into a five-year operating lease for office space. At December 31, 1997, the future minimum rental payments required by the lease through March 1998 are $13,126.

                 REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                     Principal                         % of
                                       Amount                          Total
                                     or Number             Industry Investment
Description                          of Shares   Value       Totals  Portfolio

MONEY MARKET FUNDS (unaffiliated issuers):

 Money Market Funds                                         $ 539,173     .40%
   Fidelity Cash Reserves Fund         220,724   $ 220,724
   Pegasus Money Market Fund           318,449     318,449
   Total Money Market Funds                      $ 539,173  $ 539,173     .40%

COMMON SHARES (unaffiliated issuers):

Sector:  Business Services                                  4,593,410    3.40%

 Industry:  Information Services
   Cognizant Corporation                 8,800    392,700
   Dun & Bradstreet Corporation          8,800    272,246

 Industry:  Office Furniture
   Miller (Herman), Inc.                72,000  3,928,464

Sector:  Consumer Goods                                    14,656,870   10.84%

 Industry:  Apparel/Textiles
   Guilford Mills, Inc.                 19,687    538,932
   Russell Corporation                 179,200  4,759,910

 Industry:  Food/Restaurants
   ConAgra, Inc.                        20,000    662,500
   *Consolidated Products, Inc.         46,261    757,528
   *Kroger Company, Inc.               216,000  7,938,000

Sector:  Diversified                                        1,857,224    1.37%

 Industry:  Conglomerate
   Hanson, PLC (ADS)                     3,634     83,582
   TRW, Inc.                            32,000  1,708,000
   U.S. Industries, Inc.                 2,179     65,642

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                     Principal                          % of
                                       Amount                          Total
                                     or Number            Industry  Investment
Description                          of Shares   Value      Totals   Portfolio

Sector:  Energy/Natural Resources                          12,345,507    9.13%

 Industry:  Metals/Mining
   Energy Group PLC, The (ADS)           3,634    161,938
   Newmont Mining Corporation           54,916  1,613,158
   Penn Virginia Corporation            80,000  2,360,000
   Reynolds Metals Co., Inc.             8,344    500,640

 Industry:  Oil & Gas
   Atlantic Richfield Co., Inc.         32,000  2,564,000
   Kerr-McGee Corporation               18,000  1,139,616
   Northwest Natural Gas, Inc.          23,400    725,400
   Occidental Petroleum Corporation      9,570    280,516
   Union Pacific Resources Group, Inc.  29,118    706,112

 Industry:  Paper
   Boise Cascade Corporation             6,666    201,647
   Temple-Inland, Inc.                  40,000  2,092,480

Sector:  Financial                                         27,734,552   20.50%

 Industry:  Bank/Thrift
   First Chicago NBD Corporation        92,928  7,759,488
   *Ocwen Financial Corporation         27,000    686,799

 Industry:  Insurance
   American Financial Group, Inc.       33,902  1,366,657
   Chubb Corporation                    54,000  4,083,750
   CMAC Investment Corporation           8,000    483,000
   HSB Group, Inc. (formerly Hartford
    Steam Boiler Inspection &
    Insurance Company)                 186,000 10,264,782
   Ohio Casualty Corporation            16,000    714,000
   ReliaStar Financial Corporation      42,078  1,733,067

 Industry:  Mortgage
   *First Alliance Corporation          17,250    316,969

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                     Principal                          % of
                                       Amount                          Total
                                     or Number            Industry  Investment
Description                          of Shares   Value     Totals    Portfolio

 Industry:  Mutual Funds
   Scudder Large Company Value Fund
     (formerly Scudder Capital Growth
     Fund, Inc.)                        12,000    326,040

Sector:  Industrial                                        19,980,874   14.77%

 Industry:  Capital Goods
   Cincinnati Milacron, Inc.            36,000    933,732
   Manitowoc Co., Inc.                 126,000  4,095,000

 Industry:  Chemicals
   Millennium Chemicals, Inc.            2,076     48,786
   Sigma-Aldrich Corporation            10,000    397,500

 Industry:  Environmental Services
   Browning-Ferris Industries, Inc.     16,000    592,000

 Industry:  Steel
   Nucor Corporation                   288,000 13,913,856

Sector:  Medical                                            9,651,488    7.14%

 Industry:  Pharmaceutical
   Bristol-Myers Squibb Co., Inc.        8,000    757,000
   Johnson & Johnson, Inc.              96,000  6,324,000
   Lilly (Eli) & Co., Inc.              16,000  1,114,000
   Merck & Co., Inc.                     9,000    954,000
   Mylan Laboratories, Inc.             24,000    502,488

Sector:  Technology                                         5,362,185    3.96%

 Industry:  Computer Hardware/Software
   Hewlett-Packard Corporation          16,000    998,000
   *Microsoft Corporation                6,000    775,500

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                     Principal                           % of
                                       Amount                           Total
                                     or Number             Industry Investment
Description                          of Shares    Value      Totals  Portfolio

 Industry:  Electronics
   *Adaptec, Inc.                       20,000    742,500
   *DII Group, Inc.                     20,000    545,000
   *Marshall Industries                 36,000  1,080,000
    Motorola, Inc.                       7,000    400,309
   *Vishay Intertechnology, Inc.        34,839    820,876

Sector:  Communications                                    11,658,136    8.62%

 Industry:  Entertainment
   Time Warner, Inc.                   144,000  8,928,000

 Industry:  Telecommunication
   Ameritech Corporation                 8,000    644,000
   Bell Atlantic Corporation             4,000    364,000
   Bell South Corporation               12,000    675,744
   GTE Corporation                       7,900    412,775
   MCI Communications Corporation       14,800    633,617

Sector:  Transportation (see also
 affiliated issuers)                                       5,848,417     4.32%

 Industry:  Automotive
   MascoTech, Inc.                      96,000  1,764,000

 Industry:  Railroads
   Norfolk Southern Corporation         54,000  1,647,000
   Union Pacific Corporation            34,380  2,153,047

 Industry:  Trucking
   Wabash National Corporation          10,000    284,370

     Total common shares
           (unaffiliated issuers)           $ 113,688,663 $113,688,663  84.05%

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                      Principal                           % of
                                        Amount                          Total
                                      or Number             Industry Investment
Description                           of Shares    Value     Totals  Portfolio

U.S. GOVERNMENT AND AGENCY SECURITIES
   (unaffiliated issuers):

 U.S. Treasury Notes 7.875%, 1/15/98   1,000,000  1,000,940
 U.S. Treasury Notes 8.250%, 7/15/98     500,000    507,030
 Federal Home Loan Mtg. Corp. REMIC,
   5.75%, 2006                         1,000,000    992,810
 Federal Home Loan Mtg. Corp.,
   6.55%, 2003                         1,000,000    995,000
 Federal National Mtg. Assn. Guaranteed
   REMIC, 6.75%, 2018                  1,000,000  1,005,000
 Federal National Mtg. Assn. REMIC,
   6.00%, 2015                         1,000,000    996,560

    Total U.S. Government and Agency
    Securities (unaffiliated issuers)           $ 5,497,340  $ 5,497,340 4.06%

OTHER BONDS AND NOTES (unaffiliated issuers):

 Bank America Corp., sub. debt.,
   7.875%, 2002                        1,000,000  1,067,130
 General Motors Acceptance Corp. Note,
   7.125%, 2003                          500,000    519,227
 Household Finance Corp. Note, 7.625%,
   1999                                  500,000    509,840
 Household Finance Corp. Note,
   7.25%, 2003                         1,000,000  1,037,996
 Lincoln National Corp. Note,
   7.25%, 2005                         1,500,000  1,557,390
 Pacific Gas and Electric Co., 6.25%,
   2004                                  500,000    500,980

     Total Other Bonds and Notes
        (unaffiliated issuers)                  $ 5,192,563  $ 5,192,563 3.84%

     Total investments in securities
        (unaffiliated issuers)                 $124,917,739 $124,917,739 92.35%

                REAL SILK INVESTMENTS, INCORPORATED

               Schedule of Investments in Securities

                         December 31, 1997

                                     Principal                           % of
                                       Amount                            Total
                                     or Number             Industry Investment
Description                          of Shares     Value    Totals    Portfolio

COMMON SHARES (affiliated issuers):

Sector:  Transportation (see also
 unaffiliated issuers)

 Industry:  Trucking
   Arnold Industries, Inc.            600,000   10,350,000   10,350,000  7.65%

     Total investments in securities
        (affiliated issuers)                   $10,350,000  $10,350,000  7.65%

     Total investments in securities          $135,267,739 $135,267,739 100.00%


          See accompanying notes to financial statements.